


08032326

D STATES
CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____05/01/07_____ AND ENDING _____04/30/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KCPAG BROKERAGE LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

302 EAST WALNUT STREET

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

ROBINSON   IL   62454

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS A. MOORE   (618) 544-4993

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP

(Name – *if individual, state last, first, middle name*)

7900 XERXES AVE. S, SUITE 2400   BLOOMINGTON   MN   55431

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____THOMAS A. MOORE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_KCPAG BROKERAGE LLC_____ , as
of _____APRIL 30_____, 20 08 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Cash Flows.
X | (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursux t to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
X | (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCPAG BROKERAGE LLC

Robinson, Illinois

April 30, 2008 and 2007

FINANCIAL STATEMENTS

Including Independent Auditors' Report

KCPAG BROKERAGE LLC

TABLE OF CONTENTS



VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

We have audited the accompanying statements of financial condition of KCPAG Brokerage LLC (a limited liability company) as of April 30, 2008 and 2007, and the related statements of income, member's capital and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCPAG Brokerage LLC as of April 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
June 23, 2008

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

Page 1

KCPAG BROKERAGE LLC

STATEMENTS OF FINANCIAL CONDITION
April 30, 2008 and 2007

ASSETS

	2008		2007	
CASH AND CASH EQUIVALENTS	$	20,000	$	20,000
COMMISSIONS RECEIVABLE		17,677		10,865
TOTAL ASSETS	$	37,677	$	30,865

LIABILITIES AND MEMBER'S CAPITAL

	2008		2007	
LIABILITIES	$	-	$	-
MEMBER'S CAPITAL		37,677		30,865
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	37,677	$	30,865

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF INCOME
Years Ended April 30, 2008 and 2007

		2008		2007
REVENUES	$	308,753	$	259,371
OPERATING EXPENSES		46,898		32,296
OTHER INCOME		35,000		-
NET INCOME	$	296,855	$	227,075

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF MEMBER'S CAPITAL
Years Ended April 30, 2008 and 2007

BALANCE, April 30, 2006	$	25,082
Distributions to member		(221,292)
2007 net income		227,075
BALANCE, April 30, 2007		30,865
Distributions to member		(290,043)
2008 net income		296,855
BALANCE, April 30, 2008	$	37,677

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

STATEMENTS OF CASH FLOWS
Years Ended April 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 296,855	$ 227,075
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(6,812)	(5,783)
Net Cash Flows from Operating Activities	290,043	221,292
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(290,043)	(221,292)
Net Cash Flows from Financing Activities	(290,043)	(221,292)
Net Change in Cash and Cash Equivalents	-	-
CASH AND CASH EQUIVALENTS - Beginning of Year	20,000	20,000
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 20,000	$ 20,000

See accompanying notes to financial statements.

KCPAG BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS
April 30, 2008 and 2007

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KCPAG Brokerage LLC (the Company) was organized as a limited liability company in Illinois on May 17, 2000. The Company became a registered broker-dealer under the Securities Exchange Act of 1934 on May 4, 2001 and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD).

The Company is a wholly-owned subsidiary of Kemper Capital Management LLC (Kemper).

Cash and Cash Equivalents

The Company includes as cash equivalents certificates of deposit and all other investments with maturities of three months or less when purchased which are readily convertible into known amounts of cash. The Company maintains its cash in a high quality financial institution.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at April 30, 2008 and 2007.

Revenue Recognition

Commission income is recorded on a trade-date basis.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is included on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with Kemper to pay a percentage of shared expenses. Total shared expenses incurred by the Company were $39,672 and $25,812 for the years ended April 30, 2008 and 2007. In addition, the Company will pay the following expenses directly: audit fees, bank charges and federal and state registration fees. Kemper will pay all other fixed and variable expenses for the Company.

KCPAG BROKERAGE LLC

NOTES TO FINANCIAL STATEMENTS
April 30, 2008 and 2007

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At April 30, 2008 and 2007, the Company had net capital of $37,677 and $30,865 which was $32,677 and $25,865 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at April 30, 2008 and 2007.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's April 30, 2008 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(1) exemption.

KCPAG BROKERAGE LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of April 30, 2008

COMPUTATION OF NET CAPITAL

Total member's capital	$	37,677
Total non-allowable assets		-
Net capital before haircuts on securities positions		37,677
Haircuts on securities positions		-
Net capital	$	37,677

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$	5,000
Excess net capital at 1,500 percent	$	32,677
Excess net capital at 1,000 percent	$	37,677
Ratio: Aggregate indebtedness to net capital		0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report, Form X-17a-5 (unaudited) as of April 30, 2008	$	37,677
Net audit adjustments		-
Net capital per above	$	37,677



VirchowKrause
&company

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT
ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KCPAG Brokerage LLC
Robinson, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of KCPAG Brokerage LLC (the Company) for the year ended April 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. In addition, the Company should develop internal control policies and communicate these to employees annually. We consider these items to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under theSecurities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
June 23, 2008

END